December 15, 2011

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    CLARCOR Inc.
Form 10-K for the year ended November 27, 2010
Filed January 21, 2011
File No. 001-11024

Dear Mr. Humphrey:

The following is the response of CLARCOR Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff's letter dated November 17, 2011 (the “Comment Letter”) concerning the above-referenced documents filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company's response.

Form 10-K for the fiscal year ended November 27, 2010

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.    On page 10, you indicate that materials comprise the largest component of your costs, representing over 40% of the cost of your net sales in fiscal year 2010 and that an increase in the price of such items could further materially increase your operating costs and materially adversely affect your profit margins if you cannot recoup such cost through price increases to your customers. However, your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. Therefore, it is not clear how such brief disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. In this regard, your gross profit disclosures should be supplemented with or, preferably, replaced by a discussion costs on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in cost of sales. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary or not vary when expected to. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in cost of sales. In addition, instead of netting the impact of material variances in components of cost of sales that offset each other, they should be separately disclosed, quantified, and discussed. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes. Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level, which may make disclosure at the consolidated level not needed. Please note that you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

RESPONSE: In response to the Staff's comments, we plan to enhance our disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 3, 2011 (the “2011 Form 10-K”), by expanding our discussion and analysis of sales and cost of sales on a quantitative and qualitative basis, both at a consolidated and segment level, as described below.

We plan to enhance our disclosure by including separate headings and stand-alone analysis with respect to Net sales, Cost of Sales, and Selling and Administrative Expenses in the discussion of our consolidated results of operations included in the MD&A. As part of this proposed disclosure, and in response to the Staff's Comment No. 2 below, we also plan to provide quantitative disclosure regarding the effects that changes in both price and volume had on Net Sales. A draft of this proposed disclosure with respect to our preliminary consolidated results of operations (using preliminary 2011 versus 2010 comparisons) which we plan to include in the 2011 Form 10-K in the MD&A under the “Executive Summary” heading is attached hereto as Exhibit A.

In addition, in future filings, beginning with the 2011 Form 10-K, we plan to similarly include separate headings and stand-alone analysis with respect to Net Sales, Cost of Sales and Selling and Administrative Expenses for each of our segments, as well as quantitative disclosure regarding the effects that changes in both price and volume had on segment net sales. In addition, in future filings, beginning with the 2011 Form 10-K, we plan to add, for each of our segments, separate line items for Cost of Sales, Gross Profit, Selling and Administrative Expense, Gross Margin Percentage, and Selling and Administrative Percentage in the summary financial table included in the segment discussion (in previous filings, these line items have been included in the consolidated summary financial table included in the MD&A but not in the segment summary financial tables). A draft of this proposed expanded disclosure to be included at the forefront of the Engine/Mobile Filtration segment discussion in the 2011 Form 10-K in the MD&A is attached as Exhibit B. We anticipate providing disclosure in similar detail for each of our other segments.

While we propose to provide the enhanced disclosure of the nature referenced above, we respectfully note that when taking into account the factors described below, we are not able to provide a quantitative disclosure of the major cost components (materials, direct labor and manufacturing overhead) comprising our cost of sales at either a consolidated or segment level.

Our financial systems are designed with controls in place at the transactional level to properly record costs as costs of sales at both consolidated and segment levels and to ensure accurate income statement classification. However, once these costs are recorded at the transactional level, our operating location systems (which in many cases are separate and unique to that location) are not configured in a manner that allows us to consistently consolidate costs at the component level with sufficient precision to enable us to provide quantitative disclosure of the major cost components comprising our cost of sales. The ability to report at this lower level of detail is further complicated by the fact that we have manufacturing and distribution operations located in many countries, and thus incur manufacturing costs and purchase raw materials and finished goods throughout the

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
December 15, 2011

year from many vendors in many currencies. In managing our business, we do not accumulate costs by component within cost of sales but rather gain a directional understanding of raw material changes in our costs of sales through our review of summarized cost information from our major manufacturing locations. Our analysis of this summarized information will allow us to provide disclosure regarding the overall reasons for material changes in our cost of sales at both a consolidated and segment level in the manner described above.

With respect to raw material costs, we also note that, as we have disclosed in past filings, we typically have been successful in passing the impact of material increases in commodity prices on to our customers (for example, see our disclosure under the heading “Commodity Prices” on page 26 of our Quarterly Report on Form 10-Q for the quarter ended February 26, 2011). We have been able to do this because a majority of our business is comprised of sales to aftermarket customers where we have more control over pricing. In addition, with respect to our direct labor and manufacturing overhead included in cost of sales, these costs tend not to be subject to significant volatility and typically vary relatively consistent with fluctuations in our sales, absent significant productivity gains or losses or process improvements.

Accordingly, we believe the proposed enhanced tabular disclosure of segment financial information coupled with the enhanced discussion regarding net sales and cost of sales, including disclosing the impact of volume and price changes on net sales, will provide sufficient information to explain material variances in our results of operations and provide investors with the depth of understanding and knowledge necessary to properly evaluate our results. We will continue to review our MD&A disclosure and provide additional disclosure in future filings if we believe such disclosure is material and will enhance an understanding of our results of operations or is otherwise required under Item 303 of Regulation S-K.

2.
With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear:

•	use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•	refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

In particular, it appears that your disclosures should be revised to quantify the effects that changes in both price and volume had on consolidated and segment sales. Such disclosures should also discuss whether price increases resulted from the pass through of cost increases to your customers.

RESPONSE: As noted in our response to the Staff's Comment No. 1 above, we intend to enhance certain disclosures set forth in the MD&A of future filings, beginning with our 2011 Form 10-K, which we believe are responsive to the principles set forth in section III.A of FR-72 referenced in the Staff's Comment No. 2 above, including whether sales price increases have resulted from the pass through of cost increases to our customers. In particular, as noted in our response to the Staff's Comment No. 1 above, we intend to add tabular disclosure in future filings quantifying the effects of changes in both price and volume at a consolidated and segment level.

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
December 15, 2011

3.
Please tell us what consideration you gave to providing trend disclosure that illustrates management's conclusion regarding the impact of current key economic factors on your cost structure. For example, tell us what consideration you gave to including a discussion that details the impact that pricing pressures, in energy and/or commodity costs, had on sales and cost trends.

RESPONSE: We considered the disclosure requirements under Item 303 of Regulation S-K, including with respect to known trends and uncertainties, when preparing our Form 10-K for the fiscal year ended November 27, 2010 (the “2010 Form 10-K”). As it relates to commodity costs, as described in our response to the Staff's Comments No. 1 and 2, we have been able, and expect that we will continue to be able, to mitigate commodity pricing risk with our ability to pass commodity costs on to our customers through higher pricing and thus did not believe trend disclosure regarding commodity prices was required. We also note in our response to the Staff's Comment No. 4 below that, beginning with the 2011 Form 10-K, we do plan to provide sensitivity analysis relative to the potential impact of a material increase or decrease to our commodity costs without regard to the potential recovery of such costs through price increases to our customers. With regard to energy costs, when considering the amount of such costs relative to our gross margin, operating profit or pre-tax earnings, we did not observe any trends that we believed were material. We will continue to review our MD&A disclosure and provide appropriate disclosure regarding known trends and uncertainties to the extent such disclosure is helpful to an understanding of our results of operations or otherwise required under Item 303 of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36

4.
You indicate that an increase in raw material costs could materially adversely affect your profit margins, and items could further materially increase your operating costs and materially adversely affect your profit margins if you cannot recoup such cost through price increases to your customers. In this regard, please tell us what consideration you gave to providing a sensitivity analysis that details the potential impact of a material increase or decrease to commodity and energy costs, without regard to the potential recovery of such costs through price increases to your customers.

RESPONSE: We did not include a sensitivity analysis in the 2010 Form 10-K regarding the potential impact of a material increase or decrease in commodity costs because this risk has been historically mitigated by our ability to pass these higher costs on to our customers through higher pricing. In addition, we did not include a sensitivity analysis for a material increase or decrease in energy costs because energy costs have not historically been material in relation to our total manufacturing costs. In response to the Staff's Comment, in future Form 10-K filings, beginning with the 2011 Form 10-K, we plan to include a sensitivity analysis that details the potential impact of a material increase or decrease to commodity costs without regard to the potential recovery of such costs through price increases to our customers.

* * *

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
December 15, 2011

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to me at (615) 771-5134 or Richard M. Wolfson, Vice President - General Counsel and Secretary of the Company, at (615) 771-3505.

Sincerely,

/s/ David J. Fallon
David J. Fallon
Vice-President - Finance & Chief Financial Officer

cc:    Juan Migone, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Norman E. Johnson, CLARCOR Inc.
Richard M. Wolfson, CLARCOR Inc.

Exhibit A

Draft Consolidated Disclosure

2011 versus 2010

Net Sales

Higher operating profit, net earnings and diluted earnings per share in 2011 compared with 2010 were primarily the result of a $-.0 million, or -%, increase in net sales. The components of this -% increase in net sales are as follows:

Volume	0%
Pricing	0%
Foreign exchange	0%
TransWeb acquisition	0%
0%

Net sales in our Engine/Mobile Filtration segment were -% higher than 2010 primarily on the strength of higher heavy-duty engine filter sales both in the U.S. and internationally. Net sales in our Industrial/Environmental Filtration segment were -% higher than 2010 primarily based upon higher net sales in the U.S. including sales from our acquisition of TransWeb at the beginning of 2011. Net sales at our Packaging segment were -% lower than 2010. However, excluding the impact of a no margin tooling and equipment sale to one of our customers in 2010, net sales increased $-.0 million, or -%, compared with 2010.

Cost of Sales

Our 2011 cost of sales increased $-.0 million, or -%, from 2010. Our major components of costs of sales include raw materials, direct labor and manufacturing overhead. This -% increase in cost of sales was primarily the result of the -% increase in net sales. Our -.0% gross margin percentage in 2011 was -.0 percentage points higher than 2010. This increase in gross margin percentage was primarily the result of our ability to leverage fixed manufacturing expenses while maintaining relatively stable raw material costs as a percentage of net sales as we were able to increase prices by approximately -% in 2011 to effectively pass through higher commodity costs to our customers. Because a majority of our business stems from sales into the aftermarket where we have greater control over pricing, we have the ability to pass commodity cost increases onto our customers.

Selling and Administrative Expenses

Selling and administrative expenses increased $-.0 million, or -%, in 2011 from 2010. The $-.0 million increase in selling and administrative expenses was the result of $-.0 million higher employee costs and $-.0 million higher various other selling and administrative expenses to support our domestic and international growth. These higher selling and administrative expenses were offset by a $-.0 million decline in compensation related to our company-wide profit sharing program. With selling and administrative expenses growing only -% while our net sales increased -%, we reduced our selling and administrative expenses as a percentage of net sales to -.0% in 2011 from -.0% in 2010.

A - 1

Exhibit B

Draft Segment Disclosure

Engine/Mobile Filtration Segment

(Dollars in millions)				2011 v 2010		2010 v 2009
	2011	2010	2009	$ Change	% Change	$ Change	% Change
Net sales	$—	$446.1	$373.3	$—	0%	$72.8	20%
Cost of sales	—	280.7	243.8	—	0%	36.9	15%
Gross profit	—	165.4	129.5	—	0%	35.9	28%
Selling and administrative expenses	—	73.2	54.3	—	0%	18.9	35%
Operating profit	—	92.2	75.2	—	0%	17.0	23%

Gross margin	0%	37.1%	34.8%		0.0 pt		2.3 pt
Selling and administrative percentage	0%	16.4%	14.7%		0.0 pt		1.7 pt
Operating margin	0%	20.7%	20.1%		0.0 pt		0.6 pt

2011 versus 2010

Net Sales

The $-.0 million, or -%, increase in net sales for our Engine/Mobile Filtration segment in 2011 from 2010 is detailed in the following tables:

Volume	0%
Pricing	0%
Foreign exchange	0%
0%

(Dollars in millions)	Net Sales
2010	$446.1

U.S. sales	—
Foreign sales (including export)	—
Foreign exchange	—
Net increase	—

2011	$—

B - 1

The net increase in U.S. sales for the Engine/Mobile Filtration segment in 2011 from 2010 is detailed as follows:

(Dollars in millions)
Heavy-duty engine filters	$—
Locomotive filters	—
Other	—

Increase in U.S. net sales	$—

Our sales of heavy-duty engine filters in the U.S. were positively influenced by the strength of the U.S. trucking industry compared with 2010. Heavy-duty truck tonnage in the U.S. was approximately -% higher through our first eleven fiscal months of 2011 compared with the same period in 2010. Our 2011 sales in the U.S. were also positively influenced by market share gains which we estimate contributed approximately -% to our sales growth. Our U.S. sales of locomotive filters increased approximately -% in 2011 compared with 2010 as U.S. rail activity has improved.

The increase in net sales outside the U.S. (including export sales and adjusted for changes in foreign currency) was driven by higher heavy-duty engine filter sales in many geographic locations including China where sales increased $-.0 million, or -%, from 2010 primarily from additional sales of new parts to OEM engine manufacturers. Our export sales from the U.S. increased $-.0 million, or -%, from 2010 as we increased our sales into South America and the Middle East with existing products to existing customers. Our heavy-duty engine filter sales in Europe increased $-.0 million, or -%, from 2010 from the benefit of market share gains.

Cost of Sales

Cost of sales increased $-.0 million, or -%, in 2011 from 2010-consistent with the -% increase in net sales. As a result, cost of sales as a percentage of sales remained flat at -.0% in 2011 and 2010. We estimate that our raw material costs at our manufacturing facilities within the Engine/Mobile Filtration segment increased approximately -% in 2011 compared with 2010. However, we were able to effectively pass through these higher raw material costs with approximately -% higher customer pricing. Accordingly, our raw material cost as a percentage of net sales at our manufacturing facilities did not significantly change in 2011 from 2010. Other components of cost of sales including direct labor and manufacturing overhead increased consistent with the -% increase in net sales.

Selling and Administrative Expenses

Selling and administrative expenses increased $-.0 million, or -%, in 2011 from 2010. The $-.0 million increase in selling and administrative expenses was the result of $-.0 million higher employee costs and $-.0 million higher various other selling and administrative expenses to support our domestic and international growth. These higher selling and administrative expenses were offset by a $-.0 million decline in compensation related to our profit sharing program. With selling and administrative expenses growing only -% while our net sales increased -%, we reduced our selling and administrative expenses as a percentage of net sales to -.0% in 2011 from -.0% in 2010.

B - 2